October 18, 2024

John V. Oyler
Chief Executive Officer
BeiGene, Ltd.
94 Solaris Avenue, Camana Bay
Grand Cayman
Cayman Islands KY1-1108

       Re: BeiGene, Ltd.
           Registration Statement on Form S-4
           Filed August 7, 2024
           File No. 333-281324
Dear John V. Oyler:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 3, 2024 letter.

Registration Statement on Form S-4
Risk Factors

1. We note your response to prior comment 2 as reflected in the Current Report on Form
       8-K that was filed on September 30, 2024. In particular, we note in the summary of risk factors you discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws. Please also include that the rules and regulations in China can change quickly and with little advance notice. In
       addition, given the Chinese government   s significant oversight and
discretion over the
       conduct and operations of your business, please revise your risk factors to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Specifically,
 October 18, 2024
Page 2

      please highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Further, in the risk factor summary, please include the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. For additional guidance, please see the
      Division of Corporation Finance's Sample Letters to China-Based Companies issued by the Staff in December 2021 and July 2023.
      Please contact Doris Stacey Gama at 202-551-3188 or Chris Edwards at 202-551-
6761 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Edwin O   Connor, Esq.